April 5, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Sara D. Kalin

Re:

Mortgage Asset Securitization Transactions, Inc. (the “Registrant”) Registration Statement on Form S-3, File No. 333-130373

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-3, the undersigned hereby represents, on behalf of the Registrant, that no changes were made to the referenced Registration Statement in connection with any of Amendment No. 2, Amendment No. 3 or Amendment No. 4 to the Registration Statement, other than those revisions which were shown on the blacklines submitted to you via courtesy copies from McKee Nelson LLP.

In addition, the undersigned hereby represents, on behalf of the Registrant, that in connection with the filing of Amendment No. 4 to the Registration Statement, no changes were made to the cover page thereof or to Part II thereof other than changes to the designation of the amendment, changes to the fee table, changes to the exhibit lists, and changes to the signature page.

Very Truly Yours,

Mortgage Asset Securitization Transactions, Inc., as Registrant

By: /s/ David Martin____________

Name:  David Martin

Title:  President and Chief Executive Officer